Exhibit 99.2

Management's Discussion and Analysis
for the three months ended August 31, 2011

MEDICURE INC.

Prepared by Management without review by the Company’s auditor.

Message to Shareholders, November 2011

Medicure continues to advance its specialty pharmaceutical business with a focus on the sales and marketing of AGGRASTAT® in the United States.  The future of our commercial product is also the primary focus of our research and development investments, as we work to develop and implement a new regulatory and clinical pathway for AGGRASTAT®.

Our most significant accomplishment during the first quarter of 2012 was the successful settlement of our previously outstanding debt.  The July 18, 2011 transactions coinciding with this settlement were a result of much effort extending back over the past few years. This would not have been possible without the collaboration, effort and support of our creditor, the Province of Manitoba, our Board, staff and my own commitment to Medicure in providing the loan security. We are grateful to all participants.

Also during the first quarter, the Company completed a one-time sale of unfinished product inventory to a European pharmaceutical company for U.S. $1.9 million and an option to access clinical and regulatory information recently used to expand the approved use of AGGRASTAT® in the European Union.  $460,833 of the proceeds from this transaction are included in revenues for the first quarter of 2012.

Net sales of AGGRASTAT®, excluding the sales transaction described above, for the three month period were $1,058,471 compared to $830,205 in the first quarter of the previous year.  Management continues to maintain cost control measures implemented over the past several quarters.

Medicure continues the enrolment of patients in its Phase II clinical trial of TARDOXALTM for the treatment of Tardive Dyskinesia.  Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.

On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business.  We remain committed to creating value from which our shareholders and stakeholders can benefit.

Yours sincerely,

/s/ Albert D. Friesen
Albert D. Friesen, Ph.D
Chairman and Chief Executive Officer

MEDICURE INC.
Management's Discussion and Analysis

The following management discussion and analysis (MD&A) is current to November 28, 2011 and should be read in conjunction with Medicure Inc.’s (Medicure or the Company) unaudited condensed consolidated interim financial statements for the three months ended August 31, 2011 which have been prepared for the first time under International Financial Reporting Standards (IFRS).  The Company previously prepared its financial statements in accordance with Canadian generally accepted accounting principles (GAAP).  For more information regarding the conversion to IFRS, see note 14 of the condensed consolidated interim financial statements, which contains further information and a reconciliation of Medicure's previously reported financial information prepared under Canadian GAAP to IFRS.  Except as otherwise noted, the financial information contained in this MD&A and in the condensed consolidated interim financial statements has been prepared in accordance with IFRS.  This discussion and analysis provides an up-date to the Management Discussion and Analysis, Audited Consolidated Financial Statements , and the Company's Annual Report on Form 20-F for the year ended May 31, 2011, and should be read in conjunction with these documents.  The Company's independent auditors, KPMG LLP Chartered Accountants, have not reviewed the unaudited condensed consolidated interim financial statements.  All amounts are expressed in Canadian dollars unless otherwise noted.  Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements.  Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•
intention to sell and market its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma Inc.;

•
intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT® through the Company's Barbados subsidiary, Medicure International, Inc. (Barbados), which is the owner of this asset;

•	intention to develop TARDOXALTM for neurological disorders;

•	intention to investigate and advance certain other product opportunities;

•	intention to obtain and/or expand regulatory approval for the Company's products;

•	expectations with respect to the cost of the testing and commercialization of the Company's products;

•	sales and marketing strategy;

•	anticipated sources of revenue;

•	intentions regarding the protection of the Company's intellectual property;

•	business strategy; and

•	intention with respect to dividends.

MEDICURE INC.
Management's Discussion and Analysis

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the ability of the Company to continue as a going concern;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled staff;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive.  Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.  The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

MEDICURE INC.
Management's Discussion and Analysis

Company Profile

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics.  The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its U.S. subsidiary, Medicure Pharma, Inc.  Intellectual property and rights relating to the sale of AGGRASTAT® in the United States are owned by Medicure International, Inc., a subsidiary of Medicure Inc. The research and development activities of the Company and its subsidiaries are focused on developing new plans related to AGGRASTAT® and, secondly, on the clinical development of TARDOXALTM for neurological disorders.  The Company also continues to explore certain other product opportunities.

Strategic changes made over past years, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital.  The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.  Currently, the Company estimates it has sufficient working capital and revenue to fund ongoing operations for the foreseeable future .

Recent Developments

Sale of inventory:

On July 6, 2011, Medicure International, Inc. entered into an agreement with Iroko Cardio, LLC (Iroko) to advance AGGRASTAT® in each of Medicure and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions, which have been met.  This amount has been paid subsequent to August 31, 2011.  In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe.  If the Company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko will be entitled to receive a  royalty of up to US$3.5 million on future AGGRASTAT® sales based on a percentage of sales.

Debt settlement and related transactions:

On July 18, 2011, Medicure International, Inc. settled its long-term debt to Birmingham Associates Ltd. in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of Medicure Inc.; and iii) a royalty on future AGGRASTAT® sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales and the royalty increases on sales exceeding that amount.

In addition, Medicure borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to support the Company. The loan bears interest annually at the crown company borrowing rate plus two percent and matures on July 1, 2016.  The loan repayment schedule is interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company's assets and guaranteed by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

Additionally, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

Stock options:

On July 18, 2011, the Company issued 12,542,000 stock options to employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $0.10 per common share.  The options vested immediately and expire after ten years.

MEDICURE INC.
Management's Discussion and Analysis

Appointment of President and Chief Operating Officer:

On July 25, 2011, the Company appointed Mr. Dawson Reimer as President and Chief Operating Officer.

Appointment of Chief Financial Officer:

On September 21, 2011, the Company appointed Mr. James Kinley CA as Chief Financial Officer.

Graduation to the TSX Venture Exchange:

On October 24, 2011, the Company graduated from the NEX board of the TSX Venture Exchange to the TSX Venture Exchange as a Tier 2 issuer .

Commercial:

AGGRASTAT® is a GP IIb/IIIa receptor antagonist used for the treatment of acute coronary syndrome (ACS), including unstable angina and non-ST elevated myocardial infarction (NSTEMI).  Intellectual property and rights relating to the sale of the product in the United States are owned by Medicure International, Inc. (Barbados), a wholly owned subsidiary of Medicure Inc. Medicure Pharma, Inc., also a wholly owned subsidiary of Medicure Inc., sells AGGRASTAT® in the United States under a distribution agreement with Medicure International, Inc. (Barbados).  Medicure’s home office staff based in Winnipeg, Manitoba provide administrative and management support to Medicure Pharma, Inc..

Net revenue from the sale of AGGRASTAT® for the three months ended August 31, 2011 increased 27% over the net revenue for the three months ended August 31, 2010 when excluding the one-time sale of unfinished product inventory.  All of the Company’s sales are denominated in US dollars.  The increase is attributable to an increase in wholesale purchasing of AGGRASTAT®, a reduction in hospital discounts and fluctuations in the U.S. dollar exchange rate.  Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Going forward and contingent on sufficient finances being available, the Company plans to explore opportunities to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

Research and Development:

The research and development activities of Medicure and its subsidiaries are now primarily focused on the development and implementation of a new regulatory, clinical and brand strategy for AGGRASTAT®.   The extent to which the Company is able to invest in this plan is dependant upon the availability of sufficient finances.

The primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (TD).  This program evolved from Medicure’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions.  A modest amount of capital is being used for an ongoing Phase II clinical study of TARDOXALTM.   The Company is pursuing in out-licensing its library of small molecule antithrombotic drugs.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development

AGGRASTAT®	Acute Cardiology	Phase III/IV - planning
TARDOXALTM	TD / Neurological indications	Phase II - enrolling patients
MC-45308	Thrombosis reduction	Discovery–pursuing partnership

MEDICURE INC.
Management's Discussion and Analysis

The TARDOXALTM program benefits from over 10 years of work that Medicure invested in the advancement of this compound, including extensive human clinical testing in unrelated cardiovascular conditions and other pre-clinical, formulation, manufacturing and safety research and development.  The Company believes the information and physical assets resulting from this activity are a valuable asset that will reduce costs and speed development of this molecule to the treatment of TD.

The development of MC-1 for cardiovascular conditions is not listed in the table above as these initiatives have been placed on hold.

The Company intends to pursue a license or development partnership for TARDOXALTM with a large pharmaceutical company.  Such a partnership may provide funding and other resources for further clinical trials and commercialization.  While the Company has had informal discussions with potential partners, no formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

Medicure’s library of novel therapeutics includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis.  These compounds, which have shown activity in venous and arterial models of thrombosis, provide a basis for further research, optimization and preclinical development.  The Company is interested in out-licensing its library of small molecule antithrombotic drugs.

The Company may from time to time evaluate other product opportunities for potential license with the objective of further broadening its product and patent portfolio.

Critical accounting estimates and accounting policies

The Company’s condensed consolidated interim financial statements are prepared in accordance with  International Financial  Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IAS).  The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made.  Estimates and assumptions may be revised as new information is acquired.  Management believes that its most critical accounting policies and estimates relate to the following areas with reference to notes contained in the accompanying condensed consolidated interim financial statements.

 Going concern assumption and continuity of operations

The accompanying condensed consolidated interim financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is significant doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation to May 31, 2011.

The Company has accumulated a deficit of $123,147,260 as at August 31, 2011.  The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional capital, which may not be available under favourable terms. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its  liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

MEDICURE INC.
Management's Discussion and Analysis

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Revenue recognition

The Company's accounting policy over revenue recognition can be found in Note 3(d).  The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured.  Revenue is recognized upon product delivery, and when no significant contractual obligations remain.  As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances).  Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.  In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand.  Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances.  Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Research and development

The Company's accounting policy over research and development can be found in Note 3(g)(i).

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

Intangible assets

The Company's accounting policy over intangible assets can be found in Note 3(g)(ii).

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses.  The cost of servicing the Company's patents and trademarks is expensed as incurred.

MEDICURE INC.
Management's Discussion and Analysis

Clinical trial expenses:

The Company's accounting policy over intangible assets can be found in Note 3(g)(iv).

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

Foreign currency:

The Company's accounting policy over foreign currency can be found in Note 3(b).

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma Inc.  In the quarter ended August 31, 2011, as a result of the long-term debt settlement and other factors, the focus of Medicure International, Inc.'s operations changed and accordingly its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011.  In accordance with IAS 21, the Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. The results and financial position of the Company's consolidated subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the income statement, as part of the gain or loss on sale where applicable.

Income taxes

The Company's accounting policy over income taxes can be found in Note 3(k). Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax receivable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

MEDICURE INC.
Management's Discussion and Analysis

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.  No future income tax assets or liabilities are recorded on the Company's balance sheets.

Share-based payment transactions

The Company's accounting policy over share-based payment transactions can be found in Note 3(i)(ii).  The grant date fair value of share-based payment awards granted to employees is recognized as an personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.  For the three months ended August 31, 2011, the Company recorded stock-based compensation of $224,445 (August 31, 2010 - $51,633).

Changes in accounting policies

Adoption of International Financial Reporting Standards (IFRS):

In February 2008 the Canadian Accounting Standards Board (AcSB) confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011.  The Company implemented these standards on June 1, 2011, with a transition date of June 1, 2010.

The unaudited condensed consolidated interim financial statements for the three months ended August 31, 2011 are the Company's first financial statements that comply with IFRS.  These financial statements have been prepared as described in Note 2 of the condensed consolidated interim financial statements.

In preparing the condensed consolidated interim financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

Note 14 of the unaudited condensed consolidated interim financial statements for the three months ended August 31, 2011 contains a detailed description of the Company's conversion to IFRS, including required reconciliations of the Company's financial statements previously prepared under Canadian GAAP to those under IFRS as at June 1, 2010, August 31, 2010 and May 31, 2011 and for the three months ended August 31, 2010 and the year ended May 31, 2011.

MEDICURE INC.
Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The Company adopted IFRS in fiscal 2012 with a transition date of June 1, 2010.  The quarterly data for the quarters ended May 31, 2010, February 28, 2010 and November 30, 2009 are presented in conformity with Canadian GAAP and have not been restated under IFRS, however certain items have been reclassified to conform with the current presentation.  Accordingly, these quarters may not be comparable with the information for fiscal 2011 and 2012.  See "Adoption of International Reporting Standards (IFRS)" in this MD&A for a description of the significant differences between Canadian GAAP and IFRS for the Company.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The selected financial information provided below is derived from the Company's unaudited quarterly financial statements for each of the last eight quarters.

	IFRS	IFRS	IFRS	IFRS
(in thousands of CDN$, except per share data)	Aug 31, 2011	May 31, 2011	Feb 28, 2011	Nov 30, 2010

Product sales, net	1,519	774	1,222	802
Cost of goods sold	(318)	(742)	(279)	(245)
Selling, general and administrative	(784)	(1,135)	(707)	(277)
Research and development	(360)	(185)	(188)	(1)
Interest expense	(444)	(749)	(757)	(795)
Foreign exchange gain (loss)	(3)	2	1,794	1,410
Income (Loss) for the period	23,542	(2,035)	1,086	894
Basic and diluted (loss) income per share	0.15	(0.02)	0.01	0.01

	IFRS	previous GAAP	previous GAAP	previous GAAP
	Aug 31, 2010	May 31, 2010	Feb 28, 2010	Nov 30, 2009

Product sales, net	830	570	796	977
Cost of goods sold	(247)	(292)	(587)	(263)
Selling, general and administrative	(714)	(592)	(1,044)	(1,071)
Research and development	(150)	(327)	(615)	(88)
Interest expense	(799)	(814)	(815)	(815)
Foreign exchange gain (loss)	499	97	142	1,081
Income (loss) for the period	(1,580)	(1,325)	(2,122)	(176)
Basic and diluted (loss) income per share	(0.01)	(0.01)	(0.02)	-

The quarterly gain for the three month period ended August 31, 2011 has increased by $25.1 million compared to the three month period ended August 31, 2010.  Significant variance between the three months ended August 31, 2011 and August 31, 2010 are as follows:

•	During the three months August 31, 2011, the Company recorded a $23.9 million non-cash gain relating to the settlement of the Company's existing long-term debt.

•
Revenues increased by $0.7 million due to a one-time sale of unfinished product to a European pharmaceutical company for net proceeds of $1.8 million, of which $0.5 million was recognized in the three months ended August 31, 2011.  The remaining increase in sales is due to an increase in wholesale purchasing of AGGRASTAT®, a reduction in hospital discounts and fluctuations in the U.S. dollar exchange rate.

•
An decrease in foreign exchange losses of $0.5 million due to the change in the functional currency of one of the Company's subsidiaries to U.S. dollars at June 1, 2011 resulting from the settlement of the long-term debt and other factors, which resulted in currency translation from this subsidiary primarily being recorded in other comprehensive income for the three months ended August 31, 2011.

MEDICURE INC.
Management's Discussion and Analysis

•
Interest expense decreased by $0.4 during the three months ended August 31, 2011, when compared to the three months ended August 31, 2010 due to the settlement of the Birmingham long-term in July of 2011.

Partially offset by:

•	An increase of $0.2 million in research and development costs during the three months ended August 31, 2011 relating to the write-down of patents during the three months ended August 31, 2011.

•
An increase of $0.1 million in selling, general and administrative expenses as a result of higher non-cash stock-based compensation during the three months ended August 31, 2011 in relation to stock options granted during the quarter.

•	An increase of $0.1 million in cost of goods sold related to the one-time sale of unfinished product described above.

Results of Operations

Revenue

The change in revenue for the three months ended August 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)
Sale of finished products, net	$1,058	$830	$228
Sale of unfinished product, net	$461	$-	$461

Net revenue from the sale of finished AGGRASTAT® products for the three months ended August 31, 2011 increased 27% over the net revenue for the three months ended August 31, 2010.  All of the Company’s sales are denominated in U.S. dollars.  The increase is attributable to an increase in wholesale purchasing of AGGRASTAT®, a reduction in hospital discounts and fluctuations in the U.S. dollar exchange rate.  Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Net revenues from unfinished products were $0.5 million due to a one-time sale during the three months ended August 31, 2011 of unfinished product to a European pharmaceutical company.  There were no similar sales of unfinished products during the three months ended August 31, 2010.

Cost of goods sold

The change in cost of goods sold for the three months ended August 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)
Cost of goods sold	$318	$247	$71

Cost of goods sold represents direct product costs associated with AGGRASTAT® and the amortization of patents, trademarks and customer lists relating to AGGRASTAT®.  Costs of goods sold increased between the three months ended August 31, 2011 and the three months ended August 30, 2010 due to the cost of goods related to the one-time sale of unfinished product described above in the revenue section of this MD&A.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities.  The balance also includes professional fees such as legal, audit, investor and public relations.

MEDICURE INC.
Management's Discussion and Analysis

The changes in selling, general and administrative expenditures for the three months ended August 31, 2011 and 2010 are reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Selling, general, and administrative expenditures:
AGGRASTAT®	$322	$521	$(199)
Other	462	193	269
Total	$784	$714	$70

Selling, general and administrative expenditures - AGGRASTAT® decreased during the three month period ended August 31, 2011  as compared to same period in the prior year mainly due to :

•	The Company's payroll costs were lower during the period, attributable to management's efforts to reduce operating costs;

•	The average US exchange rate for the period was lower than the in the comparable periods of 2010 resulting in a decrease in selling, general and administrative expenditures; and

•	Overall the Company’s selling, general and administrative expenditures related to AGGRASTAT® are lower in many areas as a result of the cost curtailment program.

Selling, general and administrative expenditures – Other increased by $0.3 million during the three month periods ended August 31, 2011 as compared to same period in the prior year mainly due to:

•
$0.2 million of non-cash stock-based compensation recorded during the three months ended August 31, 2011 relating to stock options that were granted in the quarter.  These options vested immediately.  Stock-based compensation expense during the three months ended August 30, 2010 was minimal.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs, as well as amortization and write-offs of non-AGGRASTAT® intangible assets.  The Company expenses all research and development costs.  Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres.  The change in research and development expenditures for the three month periods ended August 31, 2011 and 2010 are reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)
Research & development expenditures	$360	$150	$210

The increase in research and development expenditures, for the three month period ended August 31, 2011 as compared to the same period in fiscal 2010 is due to the write-down of several patents during the three months ended August 31, 2011.  Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to surrender certain issued patents and withdraw certain applications under review.  The majority of these patents were in the review stage in numerous countries.  As a result, a write-down of $0.2 million was recorded to write off the carrying value of certain specific patents.

MEDICURE INC.
Management's Discussion and Analysis

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments.  The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

The remaining research and development costs relate to the development and implementation of a new regulatory, clinical and brand strategy for AGGRASTAT® and an ongoing Phase II clinical study of TARDOXALTM

Clinical Trial and Regulatory Programs

Subject to increasing revenue or otherwise raising sufficient capital and pending successful discussions with the FDA, management plans to initiate certain new clinical studies of AGGRASTAT®.

Although work is underway to prepare for potential clinical study(s) with AGGRASTAT®, no company sponsored Phase III clinical trials are currently underway.

The Company intends to pursue an expanded and revised product label for AGGRASTAT® in an effort to increase the product's market share.  Any label change will be dependent upon FDA review and approval and may require payment of filing fees by the Company.

Medicure’s lead, non-AGGRASTAT®, development programs involve use of TARDOXALTM in the treatment of neurological conditions.  The Company is continuing to enrol patients in a small Phase II clinical study of TARDOXALTM while ensuring costs are restricted as much as possible.

Preclinical Programs

Medicure possesses a library of novel, antithrombotic small molecules developed under its Drug Discovery program.  Further development of the anti-thrombotic program is planned if partnerships or other third party funding can be established.

Finance Expense

The change in finance expense for the three month periods ended August 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)
Finance expense	444	799	(355)

The decrease in finance expense for the three months ended August 31, 2011 as compared to the three months ended August 31, 2010 is due to the settlement of the Birmingham long-term in July of 2011.  Debt levels after the July 18, 2011 transactions were significantly lower and at relatively favourable interest rates.

Foreign Exchange Gain

The change in the foreign exchange gain for the three month periods ended August 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)
Foreign exchange loss	3	499	496

MEDICURE INC.
Management's Discussion and Analysis

The net foreign exchange loss during the three months ended August 31, 2011 changed by $0.5 million due to the change in the functional currency of one of the Company's subsidiaries to U.S. dollars at June 1, 2011 resulting from the settlement of the Birmingham long-term debt and other factors, which resulted in currency translation from this subsidiary primarily being recorded in other comprehensive income for the three months ended August 31, 2011.

Foreign exchange gain represents changes in the Canadian dollar value of foreign currency denominated operating accounts and long-term debt in response to changes in the value of the Canadian dollar relative to U.S. dollar.  The value of the Canadian dollar relative to the U.S. dollar decreased over the period, with exchange rates moving from 0.969 as at May 31, 2011 to 0.979 as at August 31, 2011, which resulted in an insignificant foreign exchange loss for the period.  In the prior year, the value of the Canadian dollar as compared to the US dollar decreased, with exchange rate equal to 1.047 as at May 31, 2010 moving to 1.066 as at August 31, 2010, which resulted in a foreign exchange loss of $0.5 million for the prior year.

As at August 31, 2011, the Company has approximately U.S. $1.1 million in U.S. denominated cash. The Company's U.S. dollar long term debt and accrued interest was settled during the three months ended August 31, 2011.  At August 31, 2010 the Company had approximately US $0.3 million in U.S. denominated cash compared with US $30.2 million in long term debt and accrued interest.

Income (loss) and comprehensive income (loss) for the Period

The consolidated net loss for the three month periods ended August 31, 2011 and 2010 is reflected in the following table:

			Increase
(in thousands of CDN $)	2011	2010	(decrease)

Income (loss) for the period	$23,542	$(1580)	$25,122
Comprehensive Income (loss) for the period	$23,887	$(1655)	$25,542
Income (loss) per share	$0.15	$(0)	$0.16

As discussed above, the main factors contributing to the significant net income in 2011 compared to the loss in 2010 were the non-cash gain on the settlement of the Birmingham long-term debt, increased sales, with such increase primarily due to a $0.5 million of revenue recognized on a one-time sale of unfinished product, and a decrease in interest expense as a result of the settling of the long-term debt.

The change in comprehensive income (loss) between the three months ended August 31, 2011 and 2010 results from the factors described above, plus the change in the translation adjustment relating to the foreign currency translation of the Company's subsidiaries.

MEDICURE INC.
Management's Discussion and Analysis

Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from  the sale of its equity securities, the issue of warrants and stock options, interest on excess funds held, the issuance of debt and net revenue received from the sale of AGGRASTAT®.

Cash provided by (used in) operating activities for the three month period ended August 31, 2011 increased $534,009 to $499,807 compared to ($34,202) for 2010 primarily due to improved operating results in the Company's AGGRASTAT® operations and the $1.0 million received during the three months ended August 31, 2011 relating to the one-time sale of unfinished products, of which $0.5 million was recognized as revenue.

Investing activities for the three month period ended August 31, 2011 and 2010 were insignificant.

Financing activities for the three month period ended August 31, 2011 consisted of Medicure Inc. receiving proceeds from long-term debt of $5,000,000 and the repayment by Medicure International, Inc. of long-term debt in the amount of $4,750,000 as a part of the debt settlement that occurred during the quarter.  Additional financing costs consisted of costs relating to debt issuance and settlement costs, as well as costs associated with the issuance of shares as a part of the debt settlement transactions.  There were no cash flows from financing for the three months ended August 31, 2010.

At August 31, 2011 the Company had cash totalling $1,231,732 compared to $750,184 as of May 31, 2011 and $325,845 as of August 31, 2010.  As at August 31, 2011, the Company had working capital of $0.6 million compared to a working capital deficiency of $30.3 million at May 31, 2011 and $30.9 million at August 31, 2010.  The fluctuations in working capital is mainly due to the settlement of the long-term debt and the associated accrued interest on long-term debt.

At August 31, 2011 there were 182,947,595 common shares issued and outstanding; 14,864,192 options to purchase common shares outstanding; and 9,358,521 warrants to purchase common shares outstanding.

At November 28, 2011 there were 182,947,595 common shares issued and outstanding; 14,864,192 options to purchase common shares outstanding; and 9,358,521 warrants to purchase common shares outstanding.

Contractual Obligations

As at August 31, 2011, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Total	2012	2013	2014	2015	2016	Thereafter

(in thousands of CDN $)
Accounts payable and accrued liabilities	$2,124	$2,124	$-	$-	$-	$-	$-
Debt financing obligations 1.	5,908	196	263	1,624	1,816	1,729	280
Purchase agreement commitments 2.	832	767	65	-	-	-	-
Management services agreement commitments 3.	180	135	45	-	-	-	-
Total	$9,044	$3,222	$373	$1,624	$1,816	$1,729	$280

1	The amounts represent principle and interest payments relating to the Manitoba Industrial Opportunities Program loan obtained on July 18, 2011.

2.	The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party.

3.
Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer, under which the Company is committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.  The agreement shall be automatically renewed for succeeding terms of one year on terms to be mutually agreed upon by the parties.  The Company may terminate this agreement at any time upon 60 days written notice.

MEDICURE INC.
Management's Discussion and Analysis

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include the research and development of AGGRASTAT®, TARDOXALTM as well as other product opportunities.

In addition, as at May 31, 2011, the Company has committed to fund up to a maximum of $3,000,000 in research and development activities under a development agreement with a contract research organization.  The timing of expenditures and payments is largely at the discretion of the Company and the agreement may be terminated at any time provided thirty (30) days notice is provided.  Accordingly, no obligations are included in the above table in relation to this agreement.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties

As a part of the debt settlement described in note 7, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceeding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.  As at August 31, 2011, $27,860 in royalties is payable within sixty days of August 31, 2011.

As part of the sale described in note 9, if the Company exercises its option to obtain AGGRASTAT® data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales.

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.  Such royalties do not apply to the sale of TardoxalTM.

Contingencies

In the normal course of business the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

MEDICURE INC.
Management's Discussion and Analysis

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates.  The fair values of cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.  Management cannot reasonably estimate the fair value of the long term debt and the associated accrued interest due to the financial condition of the Company and underlying terms and conditions of the debt agreement. The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates.  The Company has not entered into any futures or forward contracts as at August 31, 2011 or May 31, 2011.  The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

(Expressed in USD $)	31-Aug-11	31-May-11

Cash and cash equivalents	$1,106,731	$694,351
Accounts receivable	722,003	362,235
Accounts payable and accrued liabilities	(1,399,271)	(673,066)
Royalty obligation	(940,573)	-
Accrued interest on long-term debt	-	(8,123,015)
Long term debt	-	(25,000,000)

Net	$(511,110)	$(32,739,495)

Based on the above net exposures as at August 31, 2011, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would not result in a significant corresponding decrease or increase in the Company’s net income or loss.

The Company's Birmingham long-term debt, which was denominated in U.S. dollars, was settled during the three months ended August 31, 2011.

Related Party Transactions

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

Related Party transactions incurred during the three months ended August 31, 2011 and 2010 are as follows:

	Three months	Three months
	ended	ended
(in thousands of CDN $)	31-Aug-11	31-Aug-10

Rent	4,750	6,128
Business and administrative services	90,000	145,420
Clinical research and related services	44,074	41,837

The Chief Financial Officer's services are provided through a consulting agreement with Genesys Venture Inc ("GVI").  In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Included in business and administrative service are amounts paid to the Chief Executive Officer.  On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.

MEDICURE INC.
Management's Discussion and Analysis

Clinical research, pharmacovigilance and safety, regulatory support, quality control and clinical support services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company  to the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer for consideration relating to the guarantee of the loan obtained on July 18,, 2011.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than as discussed above.

Outlook

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT.  In parallel with its ongoing commitment to support and grow sales of the product, the Company is in the process of developing a new regulatory, brand and life cycle management strategy for AGGRASTAT.  The objective of this effort is to further expand AGGRASTAT’s share of the US$400 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market.  GP llb/lla inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions.

Going forward and contingent on sufficient financial resources being available, the Company plans to invest in and implement its strategic plans related to AGGRASTAT and to explore the acquisition of other niche products that fit the commercial organization.

The Company also continues to advance TARDOXALTM for the treatment of Tardive Dyskinesia through its ongoing Phase II TEND-TD clinical study.  Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.  The Company is also interested in the out-licensing of its library of small molecule antithrombotic drugs.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) under Canadian securities requirements.  However, the Company is required to certify for the Securities Exchange Commission.  Information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2011.

Risks and Uncertainty

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages.  To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy.  Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.  The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.  There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including TARDOXALTM.  There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®.

The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional funds, which may not be available under favourable terms, should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

MEDICURE INC.
Management's Discussion and Analysis

Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2011, which can be obtained on SEDAR (www.sedar.com).

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended May 31, 2011, can be obtained on SEDAR (www.sedar.com).